PERFUMANIA HOLDINGS, INC.
35 Sawgrass Drive, Suite 2
Bellport, NY 11713

May 31, 2012
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Mara L. Ransom, Assistant Director

Re:	Perfumania Holdings, Inc. Registration Statement on Form S-3 File No. 333-181024
Dear Ms. Ransom:
Perfumania Holdings, Inc. hereby rescinds the request for acceleration of the effectiveness date of its Registration Statement on Form S-3 (File No. 333-181024) that was filed on May 30, 2012.
Please contact me at (631) 866-4157 or Matthew C. Dallett of Edwards Wildman Palmer LLP at (617) 239-0303 if you have any questions.
Sincerely,
/s/ Donna L. Dellomo

Donna L. Dellomo
Chief Financial Officer

cc:	Lisa Kohl, Securities and Exchange Commission
Dietrich King, Securities and Exchange Commission